CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO INFORMATION

INDICATED ON PAGE 3 OF THIS LETTER

June 4, 2010

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:     Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Forms 8-K Filed on February 3, 2010 and April 27, 2010

File No. 000-30961

Dear Mr. Wilson:

Our client, Sohu.com Inc. (“Sohu”), is transmitting for filing on the date hereof with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 Form 10-K/A, amending Sohu’s Form 10-K (the “Form 10-K”) for the year ended December 31, 2009. The Form 10-K/A consists solely of a cover page, the text of Item 15 (unchanged) and an amended exhibit index.

We are providing clean and blacklined hard copies of the amended exhibit index to you, Ms. Tamara J. Tangen, Ms. Stephani Bouvet, and Ms. Maryse Mills-Apenteng. The blacklined hard copies show changes from the exhibit index included in the Form 10-K as filed on February 26, 2010.

The Form 10-K/A and this letter together reflect Sohu’s responses to the comments contained in a letter from the SEC’s Division of Corporation Finance (the “Staff”) to Ms. Carol Yu, Co-President and Chief Financial Officer of Sohu, dated May 21, 2010 (the “Comment Letter”). A written statement from Sohu making certain acknowledgments in connection with this letter, the Form 10-K, the Form 10-K/A, and the referenced Form 8-Ks is being submitted separately to the Staff.

Sohu’s responses to the Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Comment Letter.

Securities and Exchange Commission

June 4, 2010

RESPONSES TO COMMENT LETTER

Form 10-K for the Fiscal Year Ended December 31, 2009

Part I

Item 1. Business Overview

Technology Infrastructure, page 28

Staff Comment

1.	We note that your operations depend on the ability of China Education and Research Network (CERNET), among others, to fully support your operation of the web properties. Tell us what consideration you have given to filing your agreement with CERNET to your Form 10-K, as we are unable to locate a hosting services agreement with this entity. Refer to Item 601(b)(10) of Regulation S-K.

Sohu Response

As noted by the Staff, Sohu has identified in the Form 10-K three major providers of Internet connection services, China Unicom, China Telecom, and CERNET, with respect to the operation of Sohu’s Websites. Sohu advises the Staff, however, that CERNET’s services to Sohu, in comparison to those provided by China Unicom and China Telecom, are insignificant in coverage (university students only) and in the number of servers hosted under the agreement in relation to the total number of servers used by Sohu (only constituting 1% of the servers used by Sohu). For this reason, Sohu management does not believe that the agreement between Sohu and CERNET is material to Sohu, and therefore believes that it need not be filed with the Form 10-K.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Online Game Revenues, pages 70 and 71

Staff Comment

2.	Your estimated lives of perpetual items recognized as revenues under an “item-based” model appear to fluctuate based on several factors. For the annual periods in your Form 10-K tell us the estimated lives used to determine your pattern of revenue recognition on a quarterly basis. To the extent this information is a material assumption and it indicates any material trends impacting your financial statements tell us what consideration you gave to discussing these estimated life assumptions in your MD&A.

Confidential Treatment Requested by Sohu.com; Bates Stamp Number SOHU-003

Confidential Information, indicated by “[***]”, has been omitted from this page and is being submitted separately to the Staff.

Securities and Exchange Commission

June 4, 2010

Sohu Response

Sohu advises the Staff that the revenue generated from perpetual virtual items is less than 4% of Sohu’s total online game revenue and less than 2% of Sohu’s total consolidated revenue. In one of the three games (Blade Online, or BO) operated by Changyou there are no perpetual virtual items and in another game (Blade Hero 2, or BH2) there is an immaterial amount of revenue (approximately $1,000 for the year ended December 31, 2009) from perpetual virtual items. For the purpose of estimating the life of perpetual virtual items in the third game (Tian Long Ba Bu, or TLBB), Changyou estimates the average playing period of game players in the game to be [***], and uses this period as the estimated life of the TLBB perpetual virtual items. Revenue from these items is recognized on a straight-line basis over this estimated [***] life.

Sohu has adopted a policy of assessing the estimated lives of perpetual virtual items on a quarterly basis, as stated on page 71 of Sohu’s 2009 Form 10-K. Since the launch of TLBB in May 2007, Sohu has focused on meeting evolving expectations of new players and maintaining a good experience for players by issuing expansion packs and launching promotional events. As a result, the estimated lives of the perpetual virtual items in TLBB have remained relatively stable, and the financial impact of the changes has not been material. Accordingly, Sohu has used [***] as the estimated life for all historical periods.

As the revenue generated from perpetual virtual items is not material and the changes to their estimated lives do not indicate material trends impacting Sohu’s financial statements, Sohu does not consider the estimate of the lives of perpetual virtual items to be a material assumption for any of the annual periods included in the Form 10-K. Sohu will continue to monitor the amount of revenue generated from perpetual virtual items, and to the extent the amount of revenue is sufficient to cause the estimates of the lives of these items to become material assumptions of either Sohu or Changyou, Sohu will consider discussing the estimated life assumptions in its MD&A in future filings.

Wireless and Others Revenues, pages 71 and 72

Staff Comment

3.	You disclose that for the three months ended December 31, 2009, 74% of estimated wireless revenues were confirmed by the monthly billing confirmations received from the mobile network operators. Please explain to us what ultimately happened to the balance of wireless revenues that were not confirmed and explain your related accounting. Tell us what amounts were similarly confirmed for the periods ended December 31, 2007 and 2008.

Securities and Exchange Commission

June 4, 2010

Sohu Response

Sohu advises the Staff that, as stated on pages 71 and 72 of the Form 10-K, at the end of each reporting period, when an operator has not provided Sohu with monthly billing confirmations, an estimate will be made by Sohu based on the information generated from Sohu’s internal system as well as the historical data. Such estimated revenue is recorded in the period that the service is provided.

Subsequently, a true-up adjustment will be made in the period when Sohu receives the actual billing confirmations for the difference between the prior estimated revenue and the actual confirmed revenue based on the billing confirmations.

For the three months ended December 31, 2008 and 2007, the percentages of Sohu’s wireless revenues confirmed by the monthly billing confirmations received from the mobile network operators at the time the financial statements were issued were 71% and 69.9%, respectively.

Since the first quarter of 2002, when WVAS revenues became significant to Sohu, Sohu has kept track of the quarterly true-up adjustments. The true-up adjustments for the estimated revenues recognized in the three month periods ended December 31, 2009, 2008 and 2007 are as follows:

	For the three month periods ended December 31,
(in thousands of US$, except percentage data)	2009		2008		2007
Over/(under) estimate based on the ultimate billing confirmations	(105)		(1,323)		(226)
Total wireless revenue (Q4)	15,692	-0.7%	14,804	-8.9%	7,341	-3.1%
Total Sohu revenue (Q4)	135,831	-0.1%	121,572	-1.1%	65,342	-0.3%

For each of the quarters in the years from 2002 to 2009, the highest underestimate and the highest overestimate were $1,419,000 and $340,000, respectively, as stated on page 27 of Sohu’s Form 10-Q for the quarter ended September 30,2009 filed on November 6,2009. Sohu will continue to monitor the amount of subsequent true-up adjustments and include a discussion of the true-up adjustments in future 10-K filings.

Functional Currency and Foreign Currency Translation, Functional Currency, page 74

Staff Comment

4.	Please tell us what you are trying to convey in the sentence, “The functional currency of Sohu.com Inc. is U.S. dollar. The functional currency of our subsidiaries and VIEs in the PRC, United Kingdom of Great Britain, Malaysia and Korea are RMB, Great Britain Pound, Malaysian Ringgit and Korean Won, respectively, while the functional currency of our subsidiaries in U.S.”

Securities and Exchange Commission

June 4, 2010

Sohu Response

The language quoted by the Staff was inadvertently misworded. The intended language was the following:

The functional currency of Sohu.com Inc. is the U.S. dollar. The functional currency of our subsidiaries and VIEs in the PRC, United Kingdom, Malaysia and Korea are the RMB, British Pound, Malaysian Ringgit and Korean Won, respectively, while the functional currency of our subsidiaries in the U.S. and Hong Kong is the U.S. dollar.

Sohu corrected this typographical error in the corresponding disclosure in its Form 10Q for the three months ended March 31, 2010 filed on May 7, 2010 (at page 31), and will use similar corrected language in future filings.

The same discussion was also included on page F-12, Note 3 of the Form 10K with the correct language.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Changyou Transactions

Sohu’s Shareholding in Changyou

Economic Interests

Staff Comment

5.	We note that “because Tao Wang‘s 6,000,000 Class B restricted ordinary shares are subject to forfeiture to Sohu until they become vested, those shares are treated as owned by Sohu, rather than as owned by Tao Wang, in the noncontrolling interest line items in Sohu’s consolidated financial statements.” Please clarify what is meant by this statement. In this regard, it is unclear whether you are reducing the noncontrolling interest for the unvested shares. Provide a more precise description of your accounting for these shares and identify the accounting literature on which you have relied.

Sohu Response

Sohu respectfully advises the Staff that the 6,000,000 Class B unvested restricted ordinary shares were not considered issued to Tao Wang as of December 31, 2009 for accounting purposes, as Sohu was still entitled to all the economic benefits of ownership. Accordingly, these restricted ordinary shares were not included in the noncontrolling interest line item in Sohu’s consolidated financial statements.

Securities and Exchange Commission

June 4, 2010

As stated in the Form 10-K on page F-10, Note 2 – “Changyou Transaction – Share-Award to Tao Wang, Chief Executive Officer of Changyou,” in early 2008 Sohu granted to Tao Wang 7,000,000 Changyou ordinary shares and 8,000,000 Changyou restricted ordinary shares (collectively “Changyou shares”) subject to a vesting term of four years beginning on February 1, 2008, as further described below. These Changyou shares were issued and outstanding and owned by Sohu before this grant. The economic benefits of the ownership of the shares are transferred from Sohu to Tao Wang as the shares vest.

In addition to the service condition, Tao Wang was not entitled to participate in any distribution on Changyou shares, whether or not vested, until the earlier of the completion of an initial public offering by Changyou or February 2012, and in any event entitlement to distributions was subject to time-based vesting of the shares.

When Changyou completed its IPO in April 2009, the restrictions relating to participation in distributions lapsed for the 7,000,000 ordinary shares and for 2,000,000 of the restricted ordinary shares that had become vested. Accordingly, effective with the completion of Changyou’s IPO, the number of ordinary shares beneficially held by Tao Wang increased to 9,000,000 shares and Tao Wang held 6,000,000 unvested restricted ordinary shares.

The Changyou shares granted to Tao Wang were from Sohu’s equity interest in Changyou and Tao Wang does not receive any economic benefit from the 6,000,000 unvested restricted ordinary shares until they become vested. If Tao Wang’s employment with Changyou terminates, any unvested restricted ordinary shares will be forfeited and will return to Sohu. ASC 505-50-S99-1 states that if the issuer receives a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments should be treated as unissued for accounting purposes until the future services are rendered. Accordingly, Sohu considers that, economically and for accounting purposes, the ownership interest in Changyou represented by the unvested restricted ordinary shares is still held by Sohu, to which the shares will revert if they are forfeited.

Assuming that the remaining Changyou restricted ordinary shares are not forfeited, ownership will vest in Tao Wang in the future. At that time, Sohu’s economic percentage interest in Changyou will decrease and the balance of the noncontrolling interest will increase accordingly.

Note 23. Net Income per Share, pages F-36 and F-37

Staff Comment

6.	We note that in computing your diluted net income per share certain adjustments are made to reflect the impact of the non-controlling interest in Changyou.com. Please demonstrate your compliance with ASU 260-10-55-20-22 in determining your diluted income per share. Refer to ASU 260-10-55-64.

Securities and Exchange Commission

June 4, 2010

Sohu Response

Sohu wishes to advise the Staff that, in computing the numerator of Sohu’s diluted net income per share, Sohu made the adjustment “Incremental dilution from Changyou” to reflect securities issued by Changyou that enabled holders of the securities to obtain Changyou ordinary shares. These securities include the unvested restricted ordinary shares issued to Tao Wang and other share-based awards granted to Changyou employees.

Sohu followed the guidance in ASC 260-10-55-64 to calculate the net income attributable to Sohu on a basic and diluted basis, as the numerator for basic net income per share and diluted net income per share, respectively. In this regard, Changyou’s net income attributable to Sohu is calculated using 74% on a basic basis and 66% on a diluted basis. The difference between these two percentages times Changyou’s total net income is disclosed as the adjustment of “Incremental dilution from Changyou.”

These two percentages, as stated on page F-36, Note 23(a) and (b) of the Form 10-K, are calculated as follows:

As stated in Note 2 – “Changyou Transaction – Sohu’s Shareholding in Changyou,” following the completion of the initial public offering of Changyou and through the year ended December 31,2009, Sohu held 76,250,000 ordinary shares of Changyou, which represents approximately 74% of the outstanding ordinary shares of Changyou. The 76,250,000 shares consist of 70,250,000 ordinary shares and 6,000,000 restricted ordinary shares granted to Tao Wang that were not vested as of December 31, 2009. As discussed above in response to comment 5, for accounting purposes the restricted ordinary shares granted to Tao Wang are not considered as issued to Tao Wang until they vest, and therefore were still considered to be held by Sohu as of December 31, 2009.

On a diluted basis, treating as if they were fully vested the unvested restricted ordinary shares held by Tao Wang and other unvested share-based awards granted to Changyou employees, as of December 31,2009 Sohu would have an approximately 66% interest in Changyou, calculated as the weighted average number of Changyou shares held by Sohu as a percentage of the weighted average number of Changyou ordinary shares and shares issuable upon the exercise of share-based awards under the treasury stock method. Sohu also notes that Changyou does not have any securities that are convertible into Sohu common stock and Changyou does not have any options or warrants to purchase common stock of Sohu.

Under ASC 260-10-55-20, for purposes of computing consolidated net income per share, securities issued by a subsidiary that enable holders of the securities to obtain the subsidiary’s common stock should be included in computing the subsidiary’s net income per share data. This per-share net income of the subsidiary should then be included in the consolidated net income per share computations based on the consolidated group’s holding of the subsidiary’s securities.

Securities and Exchange Commission

June 4, 2010

Given that Sohu does not hold any securities of Changyou other than ordinary shares, Changyou’s net income attributable to Sohu on a diluted basis is computed as follows:

ASC 260-10-55-64 formula				Sohu formula

(A) Changyou’s diluted net income per share	X	(B) Number of Changyou ordinary shares held by Sohu		(C) Changyou’s total net income	X	(D) Percentage of Changyou shares held by Sohu on a diluted basis

	||				||

(C) Changyou’s total net income	X	(B) Number of Changyou ordinary shares held by Sohu	=	(C) Changyou’s total net income	X	(B) Number of Changyou ordinary shares held by Sohu
(E) Changyou’s weighted average outstanding shares on a diluted basis						(E) Changyou weighted average outstanding shares on a diluted basis

The above two formulas are mathematically the same.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Exhibit Index

Staff Comment

7.	You indicate in your exhibit index that Exhibits 10.8, 10.10 and 10.18 are the subjects of confidential treatment. However, it appears that the orders granting confidential treatment for these agreements have expired. Please therefore amend your Form 10-K to file each of these agreements in full, without redactions. Alternatively, if you wish to continue to receive confidential treatment for the redacted portions of the agreements, we may be able to consider a request for an extension of confidential treatment. Refer to Staff Legal Bulletin No. 1A, available on our website, for further guidance.

Sohu Response

Upon reviewing the referenced agreements in response to the Staff’s comment, Sohu has determined, for the reasons set forth below, that each of the referenced agreements is not, and was not as of the date of the filing of the Form 10-K, material to Sohu, and therefore should not have been included in the exhibit index and incorporated by reference into the Form 10-K. Accordingly, the exhibit index included with the Form 10-K/A amends the Form 10-K to eliminate from the exhibit index the references to those agreements, and to eliminate the agreements’ incorporation by reference into the Form 10-K.

Securities and Exchange Commission

June 4, 2010

Exhibit 10.8 is a Shareholder’s Agreement, dated March 16, 2002, between Beijing Century Hi-Tech Investment Co., Ltd. and Guolian Securities Co., Ltd. This agreement was terminated on September 15, 2003, and therefore is no longer material to Sohu or of relevance to investors or potential investors in Sohu.

Exhibit 10.10 is a Hosting Service Agreement that first became effective July 21, 2003 between Beijing Sohu New Era Information Technology Co., Ltd. and Beijing Sohu Internet Information Service Co., Ltd., and Sales Office of Beijing Communication Corporation. While this agreement remains in effect through various extensions agreed to by the parties, Sohu management believes that the agreement is no longer material to Sohu (and has not been so for several years). When the agreement was first entered into the vendor was one of the two major telecommunications service providers and, accordingly, Sohu management considered the agreement to be material at the time. Since that time, Sohu has entered into similar agreements with several other service providers and with various provincial or local subsidiaries of the major telecommunications companies. As a result, Sohu management does not consider any of the individual agreements, including the subject agreement, to be material to Sohu.

Exhibit 10.18 is a Preliminary Agreement between Beijing Sohu New Era Information Technology Co. Ltd. and Vision Huaqing (Beijing) Development Co. Ltd. that was entered into on September 12, 2004. This was an agreement for the lease of an office building, which also granted to Sohu the option to purchase the leased property. Sohu exercised the option and purchase the property in 2007 and, as a result, this agreement is no longer in effect.

Forms 8-K Filed on February 3, 201 0 and April 27, 2010

Staff Comment

8.	We note the presentation of Non-GAAP Fully Diluted EPS and Non-GAAP Net Income before Non-Controlling Interest within the headlines of your press releases dated February 1, 2010 and April 26, 2010. Please tell us how you determined your presentation complies with Item 10(e) of Regulation S-K. In this regard, tell us how you determined that your presentation complies with the requirement that the most directly comparable GAAP measure be presented with equal or greater prominence.

Sohu Response

Sohu believes that its presentation of Non-GAAP Fully Diluted EPS and Non-GAAP Net Income before Non-Controlling Interest in the referenced press releases complies with the requirements of Item 10(e) of Regulation S-K, including that the most directly comparable GAAP measure be presented with equal or greater prominence, in that (i) immediately after the “Highlights” bullet points, there is included a cross-reference to the sections of the press releases where Sohu’s reasons for use of the non-GAAP financial measures are explained and the non-GAAP financial measures are reconciled to the corresponding GAAP measures, (ii) the reconciliation table clearly and succinctly indicates the differences between the non-GAAP measures and the corresponding GAAP measures, (iii) the press releases provided a detailed explanation for Sohu’s decision to report the non-GAAP measures, and (iv) the financial statements in the press releases include only GAAP financial measures. Sohu also wishes to note for the Staff that in the “Business Outlook” section of the press releases, Sohu specifically broke out its estimate of forthcoming share-based compensation expense and the resulting expected impact on projected earnings per share.

Securities and Exchange Commission

June 4, 2010

Nevertheless, Sohu is aware that the Staff generally prefers that non-GAAP measures not be included in the headline and highlights sections of press releases, unless the corresponding GAAP measures are included in the same headlines and highlights. Accordingly, Sohu will include the corresponding GAAP measures in the headlines and highlights sections of any future press releases that include non-GAAP financial measures.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen (Division of Corporation Finance)

Ms. Stephani Bouvet (Division of Corporation Finance)

Ms. Maryse Mills-Apenteng (Division of Corporation Finance)

Ms. Carol Yu (Sohu.com Inc.)

Mr. Alex Ho (Changyou.com Limited)

Mr. James Deng (Sohu.com Inc.)

Jasmine Zhou, Esq. (Sohu.com Inc.)

Mr. William Lam (PricewaterhouseCoopers)